UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 10, 2016, and entitled “Orbotech Announces Fourth Quarter and Full Year 2015 Results” (the “Press Release”).

2.	Registrant’s Condensed Consolidated Balance Sheets, adjusted from that attached to the Press Release to reflect a non-material re-classification in the amount of approximately $3.5 million from ‘Cash and cash equivalents’ to ‘Short-term bank deposits’.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Reconciliation of GAAP to Non-GAAP Results.

5.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA.

6.	Registrant’s Reconciliation of GAAP Net Income to Credit Facility EBIDTA.

7.	Registrant’s Condensed Consolidated Statements of Cash Flows, adjusted from that attached to the Press Release to reflect the above-mentioned non-material re-classification, resulting in a corresponding decrease of approximately $3.5 million in ‘Withdraw of bank deposits’.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH REPORTS FOURTH QUARTER AND FULL YEAR 2015 RESULTS

2015 fourth quarter highlights

•	Revenues of $188 million
•	Gross margin of 45%; Non-GAAP EPS of $0.54 (diluted); GAAP EPS of $0.37 (diluted)
•	Cash from operations of $35 million; term loan prepayment of $30 million

2015 full year highlights compared with 2014 full year

•	Revenues of $753 million, up 29% compared with $583 million
•	Gross margin of 45.2% compared with 43.4%
•	Adjusted EBITDA margin of 19% compared with 15%
•	Non-GAAP EPS of $2.09 (diluted), up 41% from $1.48; GAAP EPS of $1.31 (diluted), up from $0.83 (diluted)

2016 first quarter guidance

•	Revenue range: $184 million to $192 million
•	Gross margin: approximately 45%

YAVNE, ISRAEL, FEBRUARY 10, 2016 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company”) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2015.

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are very pleased to report a strong finish to a record year for Orbotech. As a company with a long history in cyclical, yet growing industries, enhancing the resilience and visibility of our business through diversification has been an important goal. Its achievement is clearly evident in our robust and consistent performance in 2015. We are entering into a 2016 marked by positive business indicators in all of the industries in which we operate. The Company is equipped with a strong product portfolio, comprising multiple new solutions introduced in 2015. We confidently expect to leverage our unique position as a critical provider of production solutions across three leading divisions, to continue introducing new solutions and capitalizing on the opportunities in the expanding global electronics industry.”

Revenues for the fourth quarter of 2015 totaled $188.2 million, compared with $197.5 million in the fourth quarter of 2014 and $190.5 million in the third quarter of 2015.

In the Company’s Production Solutions for Electronics Industry segment:

-	Revenues from the Company’s semiconductor device (“SD”) business were $70.1 million (including $57.5 million in equipment sales) in the fourth quarter of 2015. This compares to SD revenues of $57.3 million (including $43.0 million in equipment sales) in the fourth quarter of 2014.
-	Revenues from the Company’s printed circuit board (“PCB”) business were $67.9 million (including $38.3 million in equipment sales) in the fourth quarter of 2015. This compares to PCB revenues of $68.7 million (including $39.5 million in equipment sales) in the fourth quarter of 2014.
-	Revenues from the Company’s flat panel display (“FPD”) business were $45.5 million (including $35.9 million in equipment sales) in the fourth quarter of 2015. This compares to FPD revenues of $66.4 million (including $57.5 million in equipment sales) in the fourth quarter of 2014.

Revenues in the Company’s other segments totaled $4.8 million in the fourth quarter of 2015, compared with $5.1 million in the fourth quarter of 2014.

Service revenues for the fourth quarter of 2015 were $53.8 million, compared with $54.1 million in the fourth quarter of 2014.

Revenues for the full year of 2015 totaled $752.5 million, compared with $582.7 million for the full year of 2014. Excluding the Company’s SD business, which was acquired in August, 2014, 2015 revenues totaled $490.3 million, compared with $472.1 million in 2014.

Gross profit and gross margin in the fourth quarter of 2015 were $84.6 million and 45.0%, respectively, compared with $84.9 million and 43.0%, respectively, in the fourth quarter of 2014. Gross profit and gross margin in the full year of 2015 were $339.8 million and 45.2%, respectively, compared with $253.2 million and 43.4%, respectively, in the full year of 2014.

GAAP net income for the fourth quarter of 2015 was $16.0 million, or $0.37 per share (diluted), up from $13.1 million, or $0.31 per share (diluted), for the fourth quarter of 2014. GAAP net income for the full year of 2015 was $56.8 million, or $1.31 per share (diluted), up from $35.4 million, or $0.83 per share (diluted), for the full year of 2014. GAAP net income for the full year of 2015 included a pre-tax gain of approximately $0.6 million related to the sale of the Company’s Thermal Products business.

Adjusted EBITDA (as defined below) and adjusted EBITDA margin for the fourth quarter of 2015 were $35.6 million and 18.9%, respectively, up from $30.1 million and 15.2%, respectively, in the fourth quarter of 2014. Adjusted EBITDA and adjusted EBITDA margin for the full year of 2015 were $143.2 million and 19.0%, respectively, up from $88.4 million and 15.2%, respectively, in the full year of 2014.

Non-GAAP net income and non-GAAP net income margin for the fourth quarter of 2015 were $23.4 million and 12.4%, respectively, compared with $21.9 million and 11.1%, for the fourth quarter of 2014. Non-GAAP net income and non-GAAP net income margin for the full year of 2015 were $90.8 million and 12.1%, respectively, compared with $63.2 million and 10.8%, for the full year of 2014.

Non-GAAP earnings per share (diluted) for the fourth quarter of 2015 were $0.54, up from $0.51 per share (diluted), for the fourth quarter of 2014. Non-GAAP earnings per share (diluted) for the full year of 2015 were $2.09, up 41% from $1.48 per share (diluted), for the full year of 2014.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure (the “Reconciliation”) is included at the end of this press release. The inclusion of the financial results of the Company’s SD business from August 7, 2014 had a significant effect on the consolidated results of operations of the Company for 2014 and, as a result, comparisons between the Company’s financial results for 2014 and those of later periods are of inherently limited value.

As of December 31, 2015, the Company had cash, cash equivalents (including restricted cash), short-term bank deposits and marketable securities of approximately $191.3 million, and debt of $239.6 million. In the fourth quarter of 2015, the Company generated cash of $34.6 million from operations and repaid $30.7 million of its term loan.

First Quarter 2016 Guidance

The Company expects revenues for the first quarter of 2016 to be in the range of $184 million to $192 million, and gross margin of approximately 45%.

Conference Call

An earnings conference call for the Company’s fourth quarter and full year 2015 results is scheduled for today, February 10, 2016 at 9:00 a.m. EST. The dial-in number for the conference call is 1-415-228-3918 or (US toll-free) 888-810-9641 and a replay will be available on telephone number +1-402-998-0988 or (US toll-free) 800-839-1152 until February 28, 2016. The pass code is Q4. A live webcast of the conference call can also be heard by accessing the Company’s website here http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-EventDetails&EventId=520465. The webcast will remain available for 12 months at: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioArchives

Investor Meeting Webcast

The company will present to investors on February 22, 2016 at 1:00 p.m. EST. A live webcast of this presentation, which will feature an overview of 2015 performance and a detailed discussion of the Semiconductor Device business and the opportunities in the industries in which it operates, will be available on the Company’s website.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ:ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems. For more information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final outcome and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

	December 31 2015	December 31 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$162,102	$136,367
Restricted cash	13,617	10,000
Marketable securities	409
Short-term bank deposits	9,550	10,000
Accounts receivable:
Trade	284,192	248,071
Other	55,906	39,076
Deferred income taxes	—	8,213
Inventories	133,250	157,030

Total current assets	659,026	608,757

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,637	5,890
Funds in respect of employee rights upon retirement	8,130	9,755
Deferred income taxes	20,147	13,067
Equity method investee and other receivables	10,144	8,926
Deferred financing costs	5,460	7,470

	49,518	45,108

PROPERTY, PLANT AND EQUIPMENT, net	58,982	55,580

OTHER INTANGIBLE ASSETS, net	109,635	145,082

GOODWILL	170,177	179,445

Total assets	$1,047,338	$1,033,972

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$13,937	$2,636
Accounts payable and accruals:
Trade	65,037	64,683
Other	94,930	81,747
Deferred income	29,282	38,008

Total current liabilities	203,186	187,074
LONG-TERM LIABILITIES:
Long-term loan	223,832	293,851
Liability for employee rights upon retirement	21,535	22,763
Deferred income taxes	16,984	20,185
Other tax liabilities	14,045	13,218

Total long-term liabilities	276,396	350,017

Total liabilities	479,582	537,091

EQUITY:
Share capital	2,209	2,163
Additional paid-in capital	306,612	293,056
Retained earnings	360,721	303,950
Accumulated other comprehensive loss	(1,506)	(1,980)

	668,036	597,189
Less treasury shares, at cost	(99,539)	(99,539)

Total Orbotech Ltd. shareholders’ equity	568,497	497,650
Non-controlling interest	(741)	(769)

Total equity	567,756	496,881

Total liabilities and equity	$1,047,338	$1,033,972

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2015	2014	2015	2014
Revenues	$752,517	$582,746	$188,235	$197,491
Cost of revenues	412,719	329,553	103,623	112,614

Gross profit	339,798	253,193	84,612	84,877

Operating expenses:
Research and development, net	103,854	88,651	27,596	28,045
Selling, general and administrative	117,493	96,169	28,371	32,426
Equity in earnings of Frontline	(5,849)	(5,769)	(1,873)	(1,028)
Amortization of intangible assets	30,224	19,235	6,677	8,805
Gain from the sale of the Thermal activity	(628)
SPTS acquisition costs		6,761

Total operating expenses	245,094	205,047	60,771	68,248

Operating income	94,704	48,146	23,841	16,629
Financial expenses - net	23,585	9,046	5,180	5,232

Income before taxes on income	71,119	39,100	18,661	11,397
Taxes on income	13,788	3,419	2,651	(1,660)
Share in losses of equity method investee	615	417	200	102

Net income	56,716	35,264	15,810	12,955
Net loss attributable to the non-controlling interests	(55)	(116)	(237)	(167)

Net income attributable to Orbotech Ltd.	$56,771	$35,380	$16,047	$13,122
Basic earnings per share	$1.34	$0.85	$0.37	$0.31

Diluted earnings per share	$1.31	$0.83	$0.37	$0.31

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	42,412	41,703	42,852	41,707
Diluted earnings per share	43,322	42,757	43,575	42,626

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share data)

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2015	2014	2015	2014
Reported operating income on GAAP basis	$94,704	$48,146	$23,841	$16,629
Equity based compensation expenses	3,816	3,192	1,219	822
Amortization of intangible assets	30,224	19,235	6,677	8,805
Gain from the sale of the Thermal activity	(628)

Non-GAAP operating income	$128,116	$70,573	$31,737	$26,256

Reported net income attributable to Orbotech Ltd. on GAAP basis	$56,771	$35,380	$16,047	$13,122
Equity- based compensation expenses	3,816	3,192	1,219	822
Amortization of intangible assets	30,224	19,235	6,677	8,805
Gain from the sale of the Thermal activity, net of tax effect	(628)
Tax adjustments re non-GAAP adjustments	(46)	(1,823)	(775)	(935)
SPTS acquisition costs		6,761		0
Share in losses of associated company	615	417	200	102

Non-GAAP net income	$90,752	$63,162	$23,368	$21,916

Non-GAAP earnings per diluted share	$2.09	$1.48	$0.54	$0.51

Shares used in earnings per diluted share calculation-in thousands	43,322	42,757	43,575	42,626

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2015	2014	2015	2014
Net income attributable to Orbotech Ltd. on GAAP basis	$56,771	$35,380	$16,047	$13,122
Minority interest and equity losses	560	301	(37)	(65)
Tax expenses	13,788	3,419	2,651	(1,660)
Financial expenses	23,585	9,046	5,180	5,232
Depreciation and amortization	45,282	30,333	10,544	12,616
Gain from the sale of the Thermal activity, net of tax effect	(628)
Equity- based compensation expenses	3,816	3,192	1,219	822
SPTS acquisition costs		6,761

ADJUSTED EBITDA	$143,174	$88,432	$35,604	$30,067

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO CREDIT FACILITY EBITDA

U.S. dollars in thousands

(Unaudited)

12 months ended
December 31
2015
Net income attributable to Orbotech Ltd. on GAAP basis	$56,771
Minority interest and equity losses	560
Tax expenses	13,788
Financial expenses	23,585
Depreciation and amortization	45,282
Equity- based compensation expenses	3,816
Gain from the sale of the Thermal activity	(628)
Litigation expenses	680

CREDIT FACILITY EBITDA	$143,854

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2015	2014	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$56,716	$35,264	$15,810	$12,955
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45,282	30,333	10,544	12,616
Compensation relating to equity awards granted to employees and others - net	3,816	3,192	1,219	822
Decrease (increase) in liability for employee rights upon retirement, net	(113)	(1,553)	(268)	694
Long- term loans discount amortization	897	237	325	119
Deferred financing costs amortization	2,010	612	479	308
Capital loss from disposal of property, plant and equipment		645		645
Deferred income taxes	(2,024)	1,253	(2,472)	(961)
Amortization of premium and accretion of discount on marketable Securities, net	145	656	14	84
Equity in earnings of Frontline, net of dividend received	(540)	468	(730)	572
Other	1,014	597	310	(723)
Loss from sales of marketable securities		339
Gain from the sale of the Thermal activity	(628)
Increase (decrease) in accounts receivable:
Trade	(37,067)	(17,440)	(5,280)	(9,643)
Other	(5,507)	(2,075)	(1,408)	484
Increase (decrease) in accounts payable and accruals:
Trade	353	2,140	6,182	(10,042)
Deferred income	(7,770)	1,346	519	4,305
Other	13,915	9,326	7,835	9,579
Decrease (increase) in inventories	18,765	(13,984)	1,455	1,546

Net cash provided by operating activities	89,264	51,356	34,533	23,360

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(19,348)	(12,500)	(7,992)	(3,754)
Consideration received for the sale of the Thermal activity	10,000			0
Withdraw of (investment in) bank deposits	450	28,650	(2,011)	4,000
Purchase of marketable securities	(1,099)	(15,152)	(945)	(66)
Redemption of marketable securities	821	26,586	821	0
Acquisition of SPTS net of cash acquired		(375,061)		0
Investment in equity method investee	(1,500)	(250)		0
Proceeds from disposal of property, plant and equipment		15		0
Decrease in restricted cash	(3,617)	(10,000)	(3,542)	(10,000)
Increase (decrease) in funds in respect of employee rights upon retirement	510	(260)	65	(193)

Net cash used in investing activities	(13,783)	(357,972)	(13,604)	(10,013)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 millions financing costs		288,918
Repayment of long-term loan	(59,615)	(750)	(30,683)	(750)
Short term bank loan				(6,000)
Employee stock options exercised	9,869	8,253	2,284	1,251
Acquisition of treasury shares		(14,593)		0

Net cash provided by (used in) financing activities	(49,746)	281,828	(28,399)	(5,499)

Net increase (decrease) in cash and cash equivalents	25,735	(24,788)	(7,470)	7,848
Cash and cash equivalents at beginning of period	136,367	161,155	173,077	128,519

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$162,102	$136,367	$165,607	$136,367

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income margin, non-GAAP net income per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with sale or disposition of businesses; (iv) tax impact; and/or (v) share in losses of associated company. The Company uses the non-GAAP measures indicated in the Reconciliation, which give full year effect to the SPTS Acquisition, to supplement the Company’s financial results presented on a GAAP basis. These non-GAAP measures exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. Management uses all of the non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation, interest expense and amortization of intangible assets) as described below and in the Reconciliation. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. For a quantification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA and Credit Facility EBITDA are each also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., further adjusted, in addition to the items described above, to exclude taxes on income, financial expenses (income) – net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. The presentation of adjusted EBITDA is not based on the definition in the Credit Agreement governing the term loan incurred in connection with the SPTS acquisition. Credit Facility EBITDA reflects additional adjustments to adjusted EBITDA permitted by the Credit Agreement as described in the Reconciliation and reflects the calculation for the twelve months ended December 31, 2015. Although the Company believes its presentation of each of adjusted EBITDA and Credit Facility EBITDA is useful, its adjusted EBITDA measure and Credit Facility EBITDA may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation, the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2014 and its other SEC filings.

Company Contact: Anat Earon-Heilborn Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 anat.earon-heilborn@orbotech.com	Tally Kaplan Porat Head of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Ran Bareket
Ran Bareket
Corporate Vice President and
Chief Financial Officer

Date: February 11, 2016